UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As at October 31, 2006

Commission File Number: 000-52146

ENERGY METALS CORPORATION
(Translation of registrant's name into English)

#1238 - 200 Granville Street, Vancouver, British Columbia V6C 1S4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __________

SUBMITTED HEREWITH

Exhibits

99.1	News Release dated August 22, 2006 announcing letter of intent with Magnum Minerals Corp.

99.2	News Release dated August 24, 2006 announcing receipt of share payment from Powertech Uranium Corporation.

99.3	News Release dated August 31, 2006 announcing results of drilling at its South Texas Mining Venture.

99.4	News Release dated September 6, 2006 announcing transfer of gold properties to Golden Predator Mines Inc.

99.5	News Release dated September 8, 2006 announcing issue and sale of $8,000,000 convertible secured debenture of High Plains Uranium Inc.

99.6	Material Change report dated September 8, 2006 describing issue and sale of $8,000,000 convertible secured debenture of High Plains Uranium Inc.

99.7	News Release dated September 15, 2006 announcing confirmation of drilling at the Nine Mile Project, Natrona County, Wyoming

99.8	News Release dated September 25, 2006 announcing key technical appointments.

99.9	News Release dated October 5, 2006 announcing acquisition of 34.5 million pound Coyote Basin.

99.10	News Release dated October 27, 2006 announcing results of drilling at its South Texas Mining Venture.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energy Metals Corporation
(Registrant)

Date: October 31, 2006	By:	/s/ Christine Thompson
Christine Thompson

	Title:	Corporate Secretary